SEC FILE NO. 70-7670







                          SECURITIES AND EXCHANGE COMMISSION


                               WASHINGTON, D.C.  20549












                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS









                         GENERAL PUBLIC UTILITIES CORPORATION





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


          ----------------------------------------x
                    In the Matter of              :
                                                  :    Certificate
          General Public Utilities Corporation    :    Pursuant to
                                                  :    Rule 24 of Partial
                    File No. 70-7670              :    Completion of
                                                  :    Transactions
               (Public Utility Holding            :
                 Company Act of 1935)             :
          ----------------------------------------X


          To the Members of the Securities and Exchange Commission:

                    The undersigned, General  Public Utilities  Corporation

          ("GPU"),  hereby certifies pursuant to Rule 24 ("Rule 24") of the

          General Rules  and Regulations  under the Public  Utility Holding

          Company  Act of 1935 (the "Act") that certain of the transactions proposed  in the Application filed  in SEC File  No. 70-7670 have been  carried out in accordance with the terms and conditions of,

          and for the purposes requested in, said Application  and pursuant to the Commission's  Order, dated October 23, 1989 (the "Order"),

          with respect to said Application as follows:

                    1.   Pursuant to the Order,  GPU has been authorized to

          issue and sell, from  time-to-time through December 31,  1995, up to 2,500,000 shares (without giving effect to a two-for-one stock split by  way of stock  dividend effective May  29, 1991)  of its common  stock, par  value $2.50 per  share (the  "Common Stock"),

          pursuant to a dividend reinvestment  and stock purchase plan (the

          "Plan")  described  in  the  Prospectus  included  as  part of  a

          Registration  Statement on  Form S-3,  No. 33-30765,  as amended,

          filed   under  the  Securities  Act  of  1933.    Pursuant  to  a


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          Supplemental order,  dated December  8, 1995, the  Commission has extended  the authorization  for such  issuances and  sales until

          December 31, 2000.

                    2.   On  October 25,  1995,  GPU issued  and sold  from

          previously  reacquired shares a  total of 2,367  shares of Common

          Stock to Plan participants who made optional cash payments to the

          Plan in accordance  with its terms.    GPU sold such shares  at a

          price  of $31.60 per share,  or an aggregate  of $74,797.20 which represents the  average of the daily high  and low sale prices of the Common Stock as reported in  The Wall Street Journal for  New

          York Stock  Exchange Composite  Transactions for the  ten trading days immediately preceding such date.

                    3.   On  November 29,  1995, GPU  issued and  sold from

          previously reacquired shares a total  of 46,027 shares of  Common

          Stock to Plan participants who made optional cash payments to the

          Plan and/or reinvested dividends  in accordance with its  terms.

          GPU sold  such shares at  a price  of $31.1875 per  share, or  an aggregate of  $1,435,467.06 which  represents the average  of the daily high and low sale prices of the Common Stock as reported in

          The Wall  Street Journal  for New  York Stock  Exchange Composite

          Transactions for the ten  trading days immediately preceding such date.

                    4.   On  December 27,  1995, GPU  issued and  sold from

          previously reacquired  shares a total  of 2,557 shares  of Common

          Stock to Plan participants who made optional cash payments to the

          Plan in accordance  with its terms.    GPU sold such  shares at a

          price of $33.13125 per share, or an aggregate of $84,716.61 which represents  the average of the daily  high and low sale prices of

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          the Common Stock  as reported in The Wall  Street Journal for New

          York Stock  Exchange Composite  Transactions for the  ten trading days immediately preceding such date.

                    5.   To  summarize, to  date GPU  has sold  a  total of

          593,269 previously reacquired shares  of Common Stock pursuant to the Plan.













































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                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY  ACT OF  1935, THE  UNDERSIGNED COMPANY HAS  DULY

          CAUSED  THIS  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                       GENERAL PUBLIC UTILITIES CORPORATION



                                       By: /s/ T. G. Howson
                                          T. G. Howson, Vice President and
                                          Treasurer


          Date:  January 10, 1996